08031459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 28 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-52230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 ENDING December 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DPEC Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAY 02 2008
THOMSON REUTERS

135 Fifth Avenue, 10th Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Geraghty 212-739-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
6 Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

OATH OR AFFIRMATION

I, Donald Geraghty swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DPEC Capital, Inc., as of

December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

URANELA HIDRIC
Notary Public, State of New York
No. 01HI6161244
Qualified in Richmond County
Commission Expires Feb. 20, 2011
Certificate filed in NY County

Notary Public

State of New York
County of New York
Sworn to before me this
22 day of April 2008

Signature

Director of Compliance & Operations
Title

This Report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DPEC CAPITAL, INC.

*REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION*

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
DPEC Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of DPEC Capital, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DPEC Capital, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 11, 2008

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

INVESTPRIVATE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	812,480
Due from clearing broker		26,232
Advances and loans to employees		724,543
Equipment, furniture and fixtures, net		60,080
Intangible assets, net		84,804
Investment in and receivable from affiliates		59,022
Other assets		25,724
	$	1,792,885

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	304,939

Stockholders' equity

Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Paid in capital		5,669,985
Retained earnings (deficit)		(4,182,040)
		1,487,946
	$	1,792,885

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES	
Private equity and venture capital fees	$ 1,497,042
Commissions	90,889
Investment income	32,208
Other income	198,218
	1,818,357
EXPENSES	
Salaries and payroll costs	312,356
Commissions and clearing costs	798,362
Communciations	38,407
Professional fees	352,877
Depreciation and amortization	60,598
Other expenses	1,013,224
	2,575,824
NET LOSS	$ (757,467)

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net loss	$ (757,467)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	60,598
(Increase) decrease in assets:	
Due from clearing broker	16,857
Advances and loans to employees	(264,439)
Investment in and receivable from affiliates	193,796
Other assets	6,746
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	239,437
Total adjustments	252,995
Net cash used in operating activities	(504,472)
Cash flows from investing activities	
Cash paid for the purchase of furniture and fixtures	(20,949)
Cash paid for the purchase of intangible assets	(74,679)
Net cash used in investing activities	(95,628)
Cash flows from financing activities	
Capital contributions	1,175,000
Net cash provided by financing activities	1,175,000
NET INCREASE IN CASH	574,900
CASH - BEGINNING	237,580
CASH - END	$ 812,480
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ 177
Income taxes	$ -

See notes to financial statements

INVESTPRIVATE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	*ADDITIONAL PAID-IN CAPITAL*	*RETAINED EARNINGS (DEFICIT)*	*TOTAL*
Balance - beginning	$ 1	$ 4,494,985	$ (3,424,573)	$ 1,070,413
Capital contributions	-	1,175,000	-	1,175,000
Net loss	-	-	(757,467)	$ (757,467)
Balance - end	$ 1	$ 5,669,985	$ (4,182,040)	$ 1,487,946

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DPEC Capital, Inc. (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides brokerage securities trading; private equity and venture capital investments; and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the period ended December 31, 2007.

The Company is a wholly owned subsidiary of Diversified Private Equity Corp. ("Parent"). The Company changed its name from Investprivate, Inc. to DPEC Capital, Inc. effective January 1, 2008.

Cash and cash equivalents

Cash and cash equivalents consist of cash and money market accounts with balances of approximately $712,000 in excess of FDIC insured amounts at December 31, 2007.

Securities Transactions and Commissions

Securities transactions are recorded on a settlement date basis. Commissions and related clearing charges are recorded on a settlement date basis as securities transactions occur. There are no material differences between trade date and settlement date basis.

Private Equity and Venture Capital

Private equity and venture capital revenues include fees earned from providing venture capital and private equity investments. These fees are recorded at the date on which the offering's contingencies have been satisfied, funds are released from escrow and fees are earned.

Advances and Loans to Employees

Advances and loans to employees represent upfront loans to employees at employment commencement and other short-term loans to employees. The upfront loans are expensed over the term of the contract, net of a discount for impairment. The other loans are due on demand.

Equipment, Furniture and Fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation is recorded on accelerated and straight-line methods over the estimated useful life of the related assets, five to seven years.

Intangible Assets

Intangible assets are recorded at cost. Amortization is recorded on the straight-line method over its estimated useful life of the related assets, three to ten years.

Significant Credit Risk and Estimates

The Company's clearing and execution agreement provides that it's clearing firm, Emmett A. Larkin Company, Inc.'s ("EAL") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, EAL records customer transactions on a settlement date basis, which is generally three business days after the trade date. EAL is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case EAL may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by EAL is charged back to the Company.

The Company, in conjunction with EAL, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. EAL establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York City, New York and its customers are primarily located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer equipment and software	$219,198
Furniture, fixtures and office equipment	179,162
	398,360
Accumulated depreciation	338,280
	$ 60,080

Depreciation expense was $28,862 for the year ended December 31, 2007.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

Website development costs	$441,671
Leasehold improvements	163,964
	605,635
Accumulated amortization	520,831
	$ 84,804

Amortization expense was $31,736 for the year ended December 31, 2007.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

5. RELATED PARTIES TRANSACTIONS

The Company entered into agreement with its corporate Parent to pay its Parent a monthly sum based on estimated usage to cover office space, support staff and other operating expenses. Included in other operating expenses is approximately $370,000 paid to its Parent.

6. LITIGATION AND REGULATORY MATTERS

In May 2007, the Company, Scott Mathis (Chairman and Chief Executive Officer of the Company, its Parent and InvestBio, Inc. an affiliated company), Donald Geraghty (the Company's Senior Vice President and Director of Compliance and Operations), and Ronald S. Robbins (Executive Vice President and Chief Operating Officer of InvestBio and its Parent), entered into a settlement of a disciplinary action filed in May 2004 by the NASD (now known as FINRA), the regulatory body that has primary jurisdiction over the Company. As part of the settlement, the FINRA expressly withdrew numerous allegations and charges, and also resolved most of the remaining charges in the case. In connection therewith, Messrs. Mathis and Geraghty each received a 30-day suspension from acting in a principal capacity for the Company, Mr. Robbins received a 10-day suspension, and the Company was suspended for 60 days from accepting new engagements to offer private placements. All suspensions have been completed. The settling parties paid fines totaling $215,000, and the Company was also required to engage an independent consultant to evaluate the Company's practices and procedures relating to private placement offerings, and to make necessary changes in response to the consultant's recommendations.

The few remaining charges that were not resolved by the settlement with FINRA addressed whether Mr. Mathis inadvertently or willfully failed to properly make certain disclosures on his personal FINRA Form U-4. These charges were addressed at a hearing held on July 10-11, 2007, and were resolved by a decision dated December 19, 2007. In that decision, Mr. Mathis was found to have negligently failed to make, or timely make, certain disclosures on his Form U-4 (concerning certain personal tax liens which relate to tax years as far back as 1993 and which have all been paid off, and two customer complaints), and to have willfully failed to disclose certain tax liens for part of the period in question. Mr. Mathis never disputed that he failed to timely make these disclosures on his Form U-4. However, he does dispute the willfulness finding, and will challenge this finding on appeal. In connection only with his duties at the Company, Mr. Mathis received a three-month suspension (plus a second ten-day suspension which would run concurrently), and was fined $12,500. These sanctions will not take effect at least until the current appeal is decided. By finding that he acted "willfully" in part, Mr. Mathis may in the future become subject to a "statutory disqualification" if this finding is not ultimately reversed on appeal. In that event, he may be required to cease working for the Company, which could have a material adverse effect on the Company's prospects and performance.

The Company, its corporate affiliates and their employees have also responded to two governmental investigations, cooperating fully with both. First, in August 2003, the Securities and Exchange Commission ("SEC") commenced a formal investigation and issued a number of subpoenas on the Company, its Parent and various other persons and entities.

Those parties produced a substantial quantity of documents, and several individuals also provided deposition testimony. Second, in November 2003, the Company and its corporate affiliates were served with subpoenas issued by the New York County District Attorney's Office. Those subpoenas sought documents relating to the private placement of securities either handled by the Company or involving the sale of securities issued by its Parent or InvestBio, and other matters relating to investment research and compensation paid to individuals relating thereto. No charges or violations of any laws or regulations, relating to the securities business or otherwise, have ever been alleged or brought by the SEC or the District Attorney, and it is not known if such charges will be brought. Significantly, neither the Company, InvestBio nor its Parent has been contacted by the SEC or the district attorney since the first few months of 2004.

As of February 4, 2008, the Company is not currently named as a defendant or respondent in any pending litigation or FINRA arbitration.

7. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $533,773 which was $433,773 above its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of approximately 57% as of December 31, 2007.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2007

INVESTPRIVATE, INC. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Stockholder's equity	$ 1,487,946
Deductions	
Non-allowable assets	954,173
NET CAPITAL	$ 533,773
AGGREGATE INDEBTEDNESS	$ 304,939
MINIMUM NET CAPITAL REQUIRED	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 433,773
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	57%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2007.

See independent auditor's report

Lilling & Company LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
DPEC Capital, Inc.
New York, New York

In planning and performing our audit of the financial statements of DPEC Capital, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 11, 2008

END